Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

by and among

REE AUTOMOTIVE LTD.

and

[*]

Dated November 27, 2023

TABLE OF CONTENTS

		Page

1	DEFINITIONS	1

2	PURCHASE AND SALE OF THE NOTE and the Warrant	5

3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	6

4	REPRESENTATIONS AND WARRANTIES OF the INVESTOR	13

5	TRANSFER	15

6	COVENANTS OF THE COMPANY	15

7	CLOSING CONDITIONS	19

8	EVENTS OF DEFAULT	21

9	TERMINATION	22

10	REGISTRATION RIGHTS	23

11	RIGHTS TO FUTURE STOCK ISSUANCES	28

12	GENERAL PROVISIONS	29

Exhibit A
	Form of Note	A-1

Exhibit B
	Form of Warrant	B-1

-i-

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (as amended, supplemented, restated and/or modified from time to time, this “Agreement”) is entered into as of 27 November, 2023, by and between REE Automotive Ltd., a company organized under the Laws of Israel with registration number 514557339 (the “Company”), and [*] (together with its successors and permitted assigns, the “Investor”).

RECITALS

(A)	The board of directors (the “Board of Directors”) of the Company has authorized the issuance to the Investor of the Note (as defined below) and the Warrant (as defined below).

(B)	The Investor desires to purchase the Note and the Warrant on the terms and conditions set forth in this Agreement pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1	DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms:

“1933 Act” means the Securities Act of 1933, as amended;

“1934 Act” means the Securities Exchange Act of 1934, as amended;

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified;

“Agreement” has the meaning set forth in the preamble;

“Amended and Restated Articles” means the amended and restated articles of association of the Company, as adopted on October 16, 2023;

“Blue Sky Application” has the meaning set forth in Section 10.03(a);

“Board of Directors” has the meaning set forth in the recitals;

“Business Day” means any day other than a Friday, Saturday, Sunday or any other day on which banks are permitted or required to be closed in New York City or in Israel;

“Capital Stock” means the Ordinary Shares and any other classes of capital stock of the Company;

“Capital Stock Equivalents” means any securities of the Company or its Subsidiaries which would entitle the holder thereof to acquire at any time Capital Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Capital Stock;

“Change of Control” means, with respect to the Company, if at any time after the date of this Agreement:

(a)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the 1934 Act) shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the 1934 Act), directly or indirectly, of (i) more than twenty-five percent (25%) of the voting rights attached to any class of voting securities of the Company, or (ii) the right to appoint more than twenty-five percent (25%) of the Board of Directors; or

(b)	there shall occur the sale, lease, exchange, license or other transfer or disposition (including by way of a license or a merger, purchase, amalgamation, consolidation, scheme of arrangement or other business combination transaction), in a single transaction or a series of transactions, of all or substantially all of assets of the Company or any of its Subsidiaries;

“Class A Shares” means the Class A ordinary shares of the Company listed on the Nasdaq Stock Market without par value and having one vote per share;

“Closing” has the meaning set forth in Section 2.01;

“Company” has the meaning set forth in the preamble;

“Conversion Shares” means the Ordinary Shares issuable upon the full or any partial conversion of the Note;

“Effectiveness Period” has the meaning set forth in Section 10.02(a);

“Equity Interests” means and includes Ordinary Shares and any Ordinary Share Equivalents;

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts;

“Event of Default” has the meaning set forth in Section 8.01;

“Excluded Shares” means

(a)	any (i) Ordinary Shares (including without limitation restricted Ordinary Shares) or restricted share units or options in respect of Ordinary Shares issued on or after the date of this Agreement to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by the Board of Directors for such purpose prior to the date of this Agreement; or (ii) Ordinary Shares issued or issuable upon exercise or conversion of any existing convertible securities of the Company that are outstanding as of the date of this Agreement under any such stock or option plan but, in respect of any securities described in this subsection (a), (x) exclusive of any such securities issued to or in respect of (in either case, including upon conversion or otherwise) a Founder or to any spouse, civil partner, co-habitee, lineal descendant by blood or adoption and/or step child of a Founder or any person acting, directly or indirectly, on behalf of any of the foregoing, whether as nominee, trustee, custodian or otherwise) and further (y) only to the extent collectively (inclusive of the securities described in the foregoing clause (x)) not in excess of 20% (twenty percent) of the Equity Interests issued and outstanding from time to time (and for purposes of this subsection (a), any Ordinary Share Equivalents shall be deemed to have converted into, or been exercised for, the maximum aggregate number of Ordinary Shares potentially issuable thereunder as at the date in question); and

(b)	securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144), and, provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities;

“Founder” means Daniel Barel or Ahishay Sardes;

“Investor Party” has the meaning set forth in Section 6.12(a);

“Investor Shares” means the Conversion Shares, the Warrant Shares and any other shares issued or issuable to the Investor pursuant to this Agreement, the Note or the Warrant;

“IP Rights” has the meaning set forth in Section 3.10;

“Law” means any law, rule, regulation, order, judgment or decree, including, without limitation, any federal and state securities laws and the rules of any applicable Trading Market;

“Losses” has the meaning set forth in Section 6.12(a);

“Material Adverse Effect” means any Event that has had or is reasonably likely to have a material adverse effect on (i) the businesses, properties, assets, operations, results of operations or financial condition of the Company, or the Company and the Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder or under the Note or the Warrant; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any adverse effect resulting from or arising out of general economic conditions; (b) any adverse effect resulting from or arising out of general conditions in the industries in which the Company and the Subsidiaries operate; (c) any adverse effect resulting from any changes to applicable Law; or (d) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; provided, further, that any event, occurrence, fact, condition or change referred to in clauses (a) through (d) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company and/or the Subsidiaries compared to other participants in the industries in which the Company and the Subsidiaries operate;

“Money Laundering Laws” has the meaning set forth in Section 3.25;

“New Securities” means, collectively, equity or debt securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity or debt securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity or debt securities (but excluding any Excluded Shares);

“Note” has the meaning set forth in Section 2.02(a);

“OFAC” has the meaning set forth in Section 3.23;

“Offer Notice” has the meaning set forth in Section 11.03;

“Ordinary Shares” means the Class A Shares;

“Ordinary Share Equivalent” means any convertible security or warrant, option or other right to subscribe for or purchase any Ordinary Shares or any convertible security convertible into Ordinary Shares;

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind;

“Principal Amount” has the meaning set forth in Section 2.02(a);

“Proceedings” has the meaning set forth in Section 3.06;

“Prospectus” means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Investor Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and any “free writing prospectus” as defined in Rule 405 under the 1933 Act;

“register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such Registration Statement or document;

“Registration Statement” means any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Investor Shares pursuant to the provisions of this Agreement, including the Prospectus and amendments and supplements to such Registration Statement, and including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement;

“Required Minimum” means, as of any date, two (2) times the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to (a) the Transaction Documents (including any Warrant Shares issuable upon exercise in full of the Warrant or Conversion Shares issuable upon conversion in full of the Note, ignoring any conversion or exercise limits set forth therein and based on, respectively, an Exercise Price (as defined in the Warrant) and Conversion Price (as defined in the Note) applicable as at such date) and (b) any other note or warrant issued pursuant to a securities purchase agreement entered into by the Company at or around the same time as this Agreement in respect of Ordinary Share Equivalents (including any Ordinary Shares issuable upon exercise in full of any such warrants or conversion of any such notes, ignoring conversion or exercise limits set forth therein and based on an exercise price and conversion price (as applicable) applicable at such date);

“SEC” means the United States Securities and Exchange Commission;

“SEC Documents” has the meaning set forth in Section 3.05(a);

“Securities” means the Note, the Warrant and the Investor Shares;

“Securities Termination Event” means either of the following has occurred:

(a)	trading in securities generally in the United States has been suspended or limited for a consecutive period of greater than three (3) Business Days; or

(b)	a banking moratorium has been declared by the United States or the New York State authorities and is continuing for a consecutive period of greater than three (3) Business Days;

“Shareholder Approval” shall mean the approval of the holders of shares of the Company (or any class thereof): (a) to amend the Company’s Amended and Restated Articles to increase the number of authorized Ordinary Shares by at least the number of Ordinary Shares equal to the Required Minimum of Ordinary Shares, (b) to ratify and approve all of the transactions contemplated by the Transaction Documents, including the issuance of all the Investor Shares (as such term is defined in each of such documents) issued and potentially issuable to the Investor thereunder, all as may be required under applicable Law.

“Subsidiaries” and “Subsidiary” have the meaning set forth in Section 3.04(b);

“Trading Day” means a day on which the Ordinary Shares are traded on a Trading Market;

“Trading Market” means whichever of the New York Stock Exchange, NYSE American, or the Nasdaq Stock Market (including the Nasdaq Capital Market) (or any successor entity of the foregoing), on which the Ordinary Shares are listed or quoted for trading on the date in question;

“Transaction Documents” means this Agreement, the Note, the Warrant, and any other documents or agreements executed or delivered in connection with the transactions contemplated hereunder;

“Warrant” has the meaning set forth in Section 2.02(b); and

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrant.

2	PURCHASE AND SALE OF THE NOTE and the Warrant

2.01	Closing.

The closing for the Note and the Warrant, including payment for and delivery of the Note and the Warrant, shall take place remotely via the exchange of documents and signatures, no later than the date falling ten (10) Business Days following the execution and delivery of this Agreement, subject to satisfaction or waiver of the applicable conditions set forth in Section 7.01 (the “Closing”), or at such other time and place as the Company and the Investor agree upon, orally or in writing.

2.02	Purchase and Sale of the Note and the Warrant. Subject to the terms and conditions set forth herein, at the Closing, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company:

(a)	a convertible promissory note, in the form attached hereto as Exhibit A (the “Note”), in the principal amount of USD [*] (the “Principal Amount”), registered in the name of the Investor; and

(b)	a share purchase warrant, in the form attached hereto as Exhibit B (the “Warrant”), registered in the name of the Investor, pursuant to which the Investor shall have the right to acquire [*] Ordinary Shares (subject to adjustment in accordance with the terms of the Warrant).

3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor and covenants with it that the following representations and warranties are true and correct:

3.01	Organization and Qualification.

The Company is a corporation duly organized and validly existing in good standing under the Laws of Israel and has the requisite corporate power and authority to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business and is in good standing in every jurisdiction in which the ownership of its property or the nature of the business conducted by it makes such qualification necessary.

3.02	Authorization; Enforcement; Compliance with Other Instruments.

The Company has the requisite corporate power and authority to execute the Transaction Documents, to issue and sell the Note and the Warrant pursuant hereto, and to perform its obligations under the Transaction Documents, including issuing the Investor Shares on the terms set forth in this Agreement. The execution and delivery of the Transaction Documents by the Company and the issuance and sale of the Securities pursuant hereto, including without limitation the reservation of the Conversion Shares and the Warrant Shares for future insurance, have been duly and validly authorized by the Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, its shareholders or any other Person in connection therewith. The Transaction Documents have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar Laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

3.03	No Conflicts.

The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Note and the Warrant hereunder will not (a) conflict with or result in a violation of the Company’s Amended and Restated Articles and any investors rights agreement or registration rights agreements applicable to the Company’s Capital Stock or Capital Stock Equivalents or the Securities, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement to which the Company or any of the Subsidiaries is a party, or (c) subject to the making of the filings referred to in Section 10, violate in any material respect any Law or any rule or regulation of the Trading Market applicable to the Company or any of the Subsidiaries or by which any of their properties or assets are bound or affected. Assuming the accuracy of the Investor’s representations in Section 4 and subject to the making of the filings referred to in Section 10, (i) no approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party (including the Trading Market) in connection with the issuance of the Note and the Warrant or the other transactions contemplated by this Agreement (including the issuance of the Conversion Shares upon conversion of the Note and the Warrant Shares upon exercise of the Warrant) and (ii) the issuance of the Note and the Warrant and the issuance of the Conversion Shares upon the conversion of the Note and the Warrant Shares upon exercise of the Warrant will be exempt from the registration and qualification requirements under the 1933 Act and all applicable state securities Laws.

3.04	Capitalization and Subsidiaries.

(a)	The authorized Capital Stock of the Company consists of: 33,333,333 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares. As of the close of business on date of mutual execution of this Agreement, 8,437,245 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares were issued and outstanding. The Company has duly reserved up to the Required Minimum of Ordinary Shares. The Conversion Shares, when issued upon conversion of the Note in accordance with their terms, and the Warrant Shares, if and when issued upon exercise of the Warrant in accordance with their terms, will be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof. No shares of the Company’s Capital Stock are subject to pre-emptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. The Company is not in violation of any provision of its Amended and Restated Articles.

(b)	The Company’s subsidiaries are as disclosed in the SEC Documents (each, a “Subsidiary” and collectively, the “Subsidiaries”) and indicates for each Subsidiary (i) the authorized capital stock or other Equity Interest of such Subsidiary as of the date hereof, (ii) the number and kind of shares or other ownership interests of such Subsidiary that are issued and outstanding as of the date hereof, and (iii) the owner of such shares or other ownership interests. No Subsidiary has any outstanding stock options, warrants or other instruments pursuant to which such Subsidiary may at any time or under any circumstances be obligated to issue any shares of its capital stock or other Equity Interests. Each Subsidiary is duly organized and validly existing in good standing under the laws of its jurisdiction of formation and has all requisite power and authority to own its properties and to carry on its business as now being conducted.

(c)	Neither the Company nor any Subsidiary is bound by any agreement or arrangement pursuant to which it is obligated to register the sale of any securities under the 1933 Act. There are no outstanding securities of the Company or any of the Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem or purchase any security of the Company or any Subsidiary. There are no outstanding securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Note, the Warrant or the Investor Shares. Neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(d)	The issuance and sale of any of the Securities will not obligate the Company to issue Ordinary Shares or other securities to any other Person and will not result in the adjustment of the exercise, conversion, exchange, or reset price of any outstanding securities.

(e)	The issuance and sale of the Investor Shares will not be subject to a tender offer or otherwise oblige the Investor to offer any shareholder of the Company to acquire its shares.

(f)	No Shareholder Approval is required by the Company in order for the Company to execute, deliver and perform its obligations under the Transaction Documents.

3.05	SEC Documents; Financial Statements.

(a)	As of the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)	As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, and audited by a firm that is a member of the Public Company Accounting Oversight Board consistently applied, during the periods involved (except as may be otherwise indicated in such financial statements or the notes thereto, or, in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)	Except as disclosed in the SEC Documents, the Company and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) reasonable controls to safeguard assets are in place and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.06	Litigation and Regulatory Proceedings.

Except as disclosed in SEC Documents, there are no material actions, causes of action, suits, claims, proceedings, inquiries or investigations (collectively, “Proceedings”) before or by any court, public board, government agency, self- regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of the Subsidiaries, threatened against or affecting the Company or any of the Subsidiaries, the Ordinary Shares or any other class of issued and outstanding shares of the Company’s Capital Stock, or any of the Company’s or the Subsidiaries’ officers or directors in their capacities as such and, to the knowledge of the executive officers of the Company, there is no reason to believe that there is any basis for any such Proceeding.

3.07	No Undisclosed Events, Liabilities or Developments.

No event, development or circumstance has occurred or exists, or to the knowledge of the executive officers of the Company is reasonably anticipated to occur or exist that (a) would reasonably be anticipated to have a Material Adverse Effect or (b) would be required to be disclosed by the Company under applicable securities Laws on a registration statement filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced.

3.08	Compliance with Law.

The Company and each of the Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with all applicable Laws and are in compliance in all material respects with the rules and regulations of the Trading Market. The Company is not aware of any facts which could reasonably be anticipated to lead to a delisting of the Ordinary Shares by the Trading Market in the future.

3.09	Employee Relations.

Neither the Company nor any Subsidiary is involved in any union labor dispute nor, to the knowledge of the Company, is any such dispute threatened. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company’s employ or otherwise terminate such officer’s employment with the Company.

3.10	Intellectual Property Rights.

The Company and each Subsidiary owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (collectively, “IP Rights”) necessary to conduct their respective businesses as now conducted. None of the material IP Rights of the Company or any of the Subsidiaries are expected to expire or terminate within three (3) years from the date of this Agreement. Neither the Company nor any Subsidiary is infringing, misappropriating or otherwise violating any IP Rights of any other Person. No claim has been asserted, and no Proceeding is pending, against the Company or any Subsidiary alleging that the Company or any Subsidiary is infringing, misappropriating or otherwise violating the IP Rights of any other Person, and, to the Company’s knowledge, no such claim or Proceeding is threatened, and the Company is not aware of any facts or circumstances which might give rise to any such claim or Proceeding. The Company and the Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their material IP Rights.

3.11	Environmental Laws.

Except, in each case, as would not be reasonably anticipated to have a Material Adverse Effect, the Company and the Subsidiaries (a) are in compliance with any and all applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, (b) have received and hold all permits, licenses or other approvals required of them under all such Laws to conduct their respective businesses and (c) are in compliance with all terms and conditions of any such permit, license or approval.

3.12	Title to Assets.

The Company and the Subsidiaries have good and marketable title to all personal property owned by them which is material to their respective businesses, in each case free and clear of all liens, encumbrances and defects. Any real property and facilities held under lease by the Company or any Subsidiary are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries.

3.13	Insurance.

The Company and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any of the Subsidiaries has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will not be able to renew all existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers.

3.14	Regulatory Permits.

The Company and the Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from all regulatory authorities and agencies necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits with respect to which the failure to hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15	No Materially Adverse Contracts, Etc.

Neither the Company nor any of the Subsidiaries is (a) subject to any charter, corporate or other legal restriction, or any judgment, decree or order which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect or (b) a party to any contract or agreement which in the judgment of the Company’s management has or would reasonably be anticipated to have a Material Adverse Effect.

3.16	Taxes.

The Company and the Subsidiaries each has made or filed, or caused to be made or filed, all United States federal, and applicable state, local and non-U.S. tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, required to be paid by it, regardless of whether such amounts are shown or determined to be due on such returns, reports and declarations, except those being contested in good faith by appropriate proceedings and for which it has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and, to the knowledge of the Company, there is no basis for any such claim.

3.17	Solvency.

After giving effect to the receipt by the Company of the proceeds from the Note (a) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; and (b) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no actual or constructive knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction.

3.18	Investment Company.

The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.19	Certain Transactions.

Other than as disclosed in the SEC Documents, there are no contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director, officer or employee thereof on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 20-F or proxy statement pertaining to an annual meeting of shareholders.

3.20	No General Solicitation.

Neither the Company, nor any of its Affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Note pursuant to this Agreement.

3.21	Acknowledgment Regarding the Investor’s Purchase of the Note and the Warrant.

The Board of Directors has approved the execution of the Transaction Documents and the issuance and sale of the Note and the Warrant, based on its own independent evaluation and determination that the terms of the Transaction Documents are reasonable and fair to the Company and in the best interests of the Company and its shareholders. The Company is entering into the Transaction Documents and is issuing and selling the Note and the Warrant voluntarily and without economic duress. The Company has had independent legal counsel of its own choosing review the Transaction Documents and advise the Company with respect thereto. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to its Note and the Warrant and the transactions contemplated hereby and that neither the Investor nor any person affiliated with the Investor is acting as a financial advisor to, or a fiduciary of, the Company (or in any similar capacity) with respect to execution of the Transaction Documents or the issuance of the Note and the Warrant or any other transaction contemplated hereby.

3.22	No Brokers’, Finders’ or Other Advisory Fees or Commissions.

No brokers, finders or other similar advisory fees or commissions will be payable by the Company or any Subsidiary or by any of their respective agents with respect to the issuance of the Note or any of the other transactions contemplated by this Agreement.

3.23	OFAC.

None of the Company nor any of the Subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company and/or any Subsidiary has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use any proceeds received from the Investor, or lend, contribute or otherwise make available such proceeds to its Subsidiaries or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person currently subject to any of the sanctions of the United States administered by OFAC.

3.24	No Foreign Corrupt Practices.

None of the Company or any of the Subsidiaries has, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental authority of any jurisdiction except as otherwise permitted under applicable Law; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Foreign Corrupt Practices Act or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company or its Subsidiaries and their respective operations and the Company has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

3.25	Anti-Money Laundering.

The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental authority involving the Company or its Subsidiaries with respect to any of the Money Laundering Laws is, to the best knowledge of the Company, pending, threatened or contemplated.

3.26	Disclosure.

The Company confirms that neither it, nor to its knowledge, any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.27	No Other Representations.

Except for the representations and warranties set forth in this Agreement and in the other Transaction Documents, the Company makes no other representations or warranties to the Investor.

4	REPRESENTATIONS AND WARRANTIES OF the INVESTOR

The Investor represents and warrants to the Company:

4.01	Organization and Qualification.

The Investor is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation.

4.02	Authorization; Enforcement; Compliance with Other Instruments.

The Investor has the requisite power and authority to enter into the Transaction Documents and to perform its obligations under the Transaction Documents. The execution and delivery by the Investor of the Transaction Documents to which it is a party have been duly and validly authorized by the Investor’s governing body, as necessary, and no further consent or authorization is required. The Transaction Documents to which it is a party have been duly and validly executed and delivered by the Investor and constitute valid and binding obligations of the Investor, enforceable against the Investor in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

4.03	No Conflicts.

The execution, delivery and performance of the Transaction Documents to which it is a party by the Investor and the purchase of the Note and the Warrant by the Investor will not (a) conflict with or result in a violation of the Investor’s organizational documents, if applicable, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Investor is a party, or (c) violate any Law applicable to the Investor or by which any of the Investor’s properties or assets are bound or affected. No approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party in connection with the purchase of the Note and the Warrant and the other transactions contemplated by this Agreement.

4.04	Investment Intent; Accredited Investor.

The Investor is purchasing the Note and the Warrant for its own account, for investment purposes, and not with a view towards distribution. At the time such Investor was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be an “accredited investor” as such term is defined in Rule 501(a) of Regulation D of the 1933 Act. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (a) evaluating the merits and risks of an investment in its Note, its Warrant and the Investor Shares and making an informed investment decision, (b) protecting its own interests and (c) bearing the economic risk of such investment for an indefinite period of time. Such Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Investor, any other general solicitation or general advertisement.

4.05	Acknowledgement of Risk; Opportunity to Discuss.

The Investor acknowledges that an investment in the Company is speculative and subject to numerous risks, including those risks described in the SEC Documents. The Investor has reviewed and understands the risks related to the Company and its business as described in the SEC Documents. The Investor has received all materials relating to the business, finance and operations of the Company and the Subsidiaries as it has requested and has had an opportunity to discuss the business, management and financial affairs of the Company and the Subsidiaries with the Company’s management. In making its investment decision, the Investor has relied solely on its own due diligence performed on the Company by its own representatives.

4.06	Exculpation by Investor.

Other than the representations, warranties, covenants and agreements of the Company set forth in this Agreement, the Investor acknowledges that it is not relying upon any Person in making its investment or decision to invest in the Company.

4.07	No Other Representations.

Except for the representations and warranties set forth in this Agreement and in other Transaction Documents, the Investor makes no other representations or warranties to the Company.

5	TRANSFER

5.01	Restrictions on Transfer of the Investor Shares.

The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of an Investor, the Company may, in its reasonable discretion, require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such Securities under the Securities Act. The Investor shall be free to transfer the Investor Shares and, when issued and either registered on an effective registration statement or issued in accordance with Rule 144, any certificates representing the Investor Shares shall not bear any legend.

5.02	Restrictions on Transfer of the Note and the Warrant.

The Note and/or the Warrant shall be freely transferrable by the Investor, in whole or in parts, except for the transferees listed under Schedule 5.02 hereto.

6	COVENANTS OF THE COMPANY

6.01	Disposition of Assets

So long as the Company shall have any obligation under the Note, the Company shall not, without the Investor’s prior written consent, sell, lease, license or otherwise dispose of any significant portion of its assets outside the ordinary course of business.

6.02	Affiliate Transactions

So long as the Company shall have any obligation under the Note, the Company shall not, without the Investor’s prior written consent, lend money, give credit, make advances to or enter into any similar transaction with any person, firm, joint venture or corporation, including, without limitation, officers, directors, employees, subsidiaries and affiliates of the Company.

6.03	Preservation of Business and Existence

So long as the Company shall have any obligation under the Note, the Company shall not, without the Investor’s prior written consent, (a) change the nature of its business in a material respect or (b) sell, divest, change the structure of any material assets other than in the ordinary course of business. In addition, so long as the Company shall have any obligation under the Note, the Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries (other than dormant Subsidiaries that have no or minimum assets) to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

6.04	Stockholder Rights Plan.

No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Investor is an “Acquiring Person” or within any similar definition under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Investor could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Investor.

6.05	Furnishing of Information.

As long as the Investor owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act. As long as the Investor owns Securities, if the Company is not required to file reports pursuant to the 1934 Act, it will prepare and furnish to the Investor and make publicly available in accordance with Rule 144(c) such information as is required for the Investor to sell the Investor Shares under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell the Investor Shares without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 or other applicable exemptions.

6.06	Integration.

The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Investor.

6.07	Notification of Certain Events.

The Company shall give prompt written notice to the Investor of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Document, or (b) any Proceeding pending or, to the Company’s knowledge, threatened against a party relating to the transactions contemplated by this Agreement or any other Transaction Document.

6.08	Available Shares.

The Company shall at all times keep authorized and reserved and available for issuance, free of pre-emptive rights, the Required Minimum of Ordinary Shares. If the Company determines at any time that it does not have a sufficient number of authorized Ordinary Shares to reserve and keep available for issuance as described in this Section 6.08, the Company shall use all commercially reasonable efforts to increase the number of authorized Ordinary Shares by seeking approval from its shareholders for the authorization of such additional shares.

6.09	Use of Proceeds.

The Company shall use the proceeds from the sale of the Note and the Warrant for general corporate purposes, and shall not use such proceeds: (a) for the redemption of any Capital Stock or Capital Stock Equivalents, (b) in violation of OFAC regulations, or (c) to lend money, give credit, or make advances to any officers, directors, employees or Affiliate of the Company.

6.10	Non-Circumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its Amended and Restated Articles or other organizational documents, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, and will at all times in good faith carry out all the provisions of the Transaction Documents and take all action as may be required to protect the rights of the Investor.

6.11	Securities Laws Disclosure; Publicity.

The Company shall, by 9:00 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and shall, within four (4) Trading Days following the date hereof, file a Form 6-K report disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit thereto; provided, that the Company may not issue such press release or file such Form 6-K without the prior written consent of the Investor. The Company shall not issue any press release nor otherwise make any such public statement regarding the Investor or the Transaction Documents without the prior written consent of the Investor, except if such disclosure is required by Law, in which case the Company shall (a) ensure that such disclosure is restricted and limited in content and scope to the maximum extent permitted by Law to meet the relevant disclosure requirement and (b) provide a copy of the proposed disclosure to the Investor for review prior to release and the Company shall incorporate the reasonable comments of the Investor. Following the execution of this Agreement, the Investor and its Affiliates and/or advisors may, upon receiving the prior written consent of the Investor, place announcements on their respective corporate websites and in financial and other newspapers and publications (including, without limitation, customary “tombstone” advertisements) describing the Investor’s relationship with the Company under this Agreement and including the name and corporate logo of the Company. Notwithstanding anything herein to the contrary, to comply with United States Treasury Regulations Section 1.6011-4(b)(3)(i), each of the Company and the Investor, and each employee, representative or other agent of the Company or the Investor, may disclose to any and all persons, without limitation of any kind, the U.S. federal and state income tax treatment, and the U.S. federal and state income tax structure, of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure insofar as such treatment and/or structure relates to a U.S. federal or state income tax strategy provided to such recipient.

6.12	Indemnification of the Investor.

(a)	The Company will indemnify and hold the Investor, its Affiliates and its directors, officers, managers, shareholders, members, partners, employees, representatives and agents and permitted successors and assigns (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation and defense (collectively, “Losses”) that any such Investor Party may suffer or incur as a result of or relating to:

(i)	Any breach or inaccuracy, in any material respect, of any representation, warranty, covenant or agreement made by the Company in any Transaction Document;

(ii)	any material misrepresentation made by the Company in any Transaction Document or in any SEC Document;

(iii)	any omission to state any material fact necessary in order to make the statements made in any SEC Document, in light of the circumstances under which they were made, not misleading;

(iv)	any Proceeding before or by any court, public board, government agency, self-regulatory organization or body based upon, or resulting from the execution, delivery, performance or enforcement of any of the Transaction Documents or the consummation of the transactions contemplated thereby, and whether or not the Investor is party thereto by claim, counterclaim, crossclaim, as a defendant or otherwise, or if such Proceeding is based upon, or results from, any of the items set forth in clauses (i) through (iii) above.

(b)	In addition to the indemnity contained herein, the Company will reimburse the Investor Party for its reasonable and documented legal and other expenses (including the cost of any investigation therewith) incurred in connection therewith, as and when such expenses are incurred.

(c)	The provisions of this 6.12 shall survive the termination or expiration of this Agreement for a period of two (2) years thereafter.

6.13	The Company’s obligations to indemnify an Investor Party pursuant to Section 6.12 shall not exceed the Principal Amount (together with all accrued and unpaid interest, liquidated damages and/or any other amounts which may become due under the Note), except that such limitation shall not apply in respect of (i) any Losses arising as a result of any breach or inaccuracy of the covenants or agreements of the Company contained in the Note or the Warrant or in Sections 6, 7, 8, 9, 10 or 11 of this Agreement; (ii) any Losses arising as a result of willful misconduct or gross negligence by the Company or any of its Subsidiaries, or (iii) any Losses payable by an Investor Party to a third party pursuant to any settlement or determination of any claim brought by a third party against an Investor Party in connection with the transactions contemplated by the Transaction Documents.

6.14	Non-Public Information.

Except to the extent necessary to fulfill its notice, disclosure or similar obligations hereunder or under any Transaction Document, the Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. Except in connection with the fulfillment of its notice, disclosure or similar obligations hereunder or under any Transaction Document, to the extent the Company provides an Investor with material, non-public information, the Company shall publicly disclose such information within forty-eight (48) hours of providing the information to the Investor. The Company understands and confirms that the Investor shall be relying on the foregoing representation in effecting transactions in securities of the Company.

6.15	Listing of Securities.

The Company shall: (a) in the time and manner required by each Trading Market on which the Ordinary Shares are listed, prepare and file with such Trading Market an additional shares listing application covering the Investor Shares, (b) take all steps necessary to cause such shares to be approved for listing on each Trading Market on which the Ordinary Shares are listed as soon as possible thereafter, (c) provide to the Investor evidence of such listing, and (d) maintain the listing of such shares on each such Trading Market for so long as any Investor holds Investor Shares.

6.16	Corporate Existence.

The Company shall, and shall cause each of its Subsidiaries to, maintain in full force and effect its corporate existence, rights and franchises and all licenses and other rights to use property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

6.17	Investment Company Act.

The Company shall conduct its businesses in a manner so that it will not become subject to, or required to be registered under, the Investment Company Act of 1940, as amended.

6.18	Payment of Taxes, Etc.

The Company shall, and shall cause each of its Subsidiaries to, promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company and the Subsidiaries; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company or such Subsidiaries shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Company and such Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

7	CLOSING CONDITIONS

7.01	Conditions Precedent to the Closing.

(a) Conditions Precedent to the Obligations of the Investor for the Closing. The obligation of the Investor to fund the Note and acquire its Warrant at the Closing is subject to the satisfaction or waiver by the Investor, at or before the date of such Closing, of each of the following conditions:

(i) Required Documentation. The Company must have delivered to counsel to the Investor copies of all resolutions duly adopted by the Board of Directors, or any such other documentation of the Company approving the Transaction Documents and any of the transactions contemplated thereby.

(ii) Minimum Aggregate Commitments and Purchase.

The Company shall have received executed copies of securities purchase agreements dated on or around the date of this Agreement which provide for the purchase and issue of convertible notes on substantially the same economic terms as the Note (save in respect of any maximum percentage ownership limits) in an aggregate principal amount of not less than USD $8,750,000 (when aggregated with the Principal Amount of the Note to be purchased and issued hereunder). All conditions precedent to closing under each such securities purchase agreement must have been satisfied (or duly waived by the party entitled to do so thereunder, in accordance with its terms).

(iii) Consents and Permits. The Company must have obtained and delivered to the Investor copies of all necessary permits, approvals, and registrations necessary to effect the Transaction Documents and any of the transactions contemplated thereby, including pursuant to Section 3.14 of this Agreement.

(iv) No Event(s) of Default. The Investor must be of the reasonable opinion that no Event of Default as set forth in Section 8.01 of this Agreement has occurred and no Event of Default would result from the execution of any of the Transaction Documents or the transactions contemplated thereby.

(v) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct as of the date when made and as of the Closing as though made on and as of the date of such Closing;

(vi) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to such Closing;

(vii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents; and

(viii) No Suspensions of Trading in the Ordinary Shares; Listing. Trading in the Ordinary Shares shall not have been suspended by the SEC or any Trading Market (except for any suspensions of trading of not more than one day on which the Trading Market is open solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Ordinary Shares shall have been at all times since such date listed for trading on a Trading Market.

(ix) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the execution and delivery of this Agreement.

(b) Conditions Precedent to the Obligations of the Company for the Closing. The obligation of the Company to issue the Note and the Warrant to the Investor is subject to the satisfaction or waiver by the Company, at or before the date of the Closing of each of the following conditions:

(i) Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing as though made on and as of the dates of such Closing;

(ii) Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investor at or prior to the Closing; and

(iii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

8	EVENTS OF DEFAULT

8.01	Events of Default.

The occurrence of any of the following events shall be an “Event of Default” under this Agreement:

(a)	an Event of Default under the Note (and as defined therein);

(b)	any of the representations or warranties made by the Company or any of its agents, officers, directors, employees or representatives in any Transaction Document or public filing being inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Investor or any of its representatives, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made or on any date of the Closing; or

(c)	a failure by the Company to comply with any of its covenants or agreements set forth in Sections 6, 7, 8, 9, 10 or 11 of this Agreement.

8.02	Investor Right to Investigate an Event of Default.

If in the reasonable opinion of the Investor, an Event of Default has occurred, or is or may be continuing:

(a)	the Investor may notify the Company that they wish to investigate such purported Event of Default;

(b)	the Company shall cooperate with the Investor in such investigation;

(c)	the Company shall comply with all reasonable requests made by the Investor to the Company in connection with any investigation by the Investor and shall (i) provide all information requested by the Investor in relation to the Event of Default; provided, that the Investor agrees that any materially price sensitive information and/or non-public information will be subject to confidentiality, and (ii) provide all such requested information within three (3) Business Days of such request; and

(d)	the Company shall pay all reasonable costs incurred by the Investor in connection with any such investigation.

8.03	Remedies Upon an Event of Default

(a)	If an Event of Default occurs pursuant to Section 8.01(a), the Investor shall have such remedies as are set forth in the Note.

(b)	If any Event of Default occurs and is not remedied following written notice provided by the Investor to the Company within (i) two (2) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 8.01(c) or (ii) ten (10) Business Days for an Event of Default occurring pursuant to Section 8.01(b), the Investor may, by written notice to the Company, terminate this Agreement effective as of the date set forth in the Investor’s notice.

9	TERMINATION

9.01	Events of Termination. This Agreement:

(a)	may be terminated:

(i)	by the Investor on the occurrence or existence of a Securities Termination Event;

(ii)	by the mutual written consent of the Company and the Investor, at any time;

(iii)	by the Investor, in accordance with Section 8.03(b).

9.02	Automatic Termination.

This Agreement will automatically terminate, without further action by the parties, at the time after the Closing that the Principal Amount outstanding under the Note and any accrued but unpaid interest is reduced to zero (0), whether as a result of conversion or repayment by the Company in accordance with the terms of this Agreement and the Note.

9.03	Effect of Termination.

(a)	Subject to Section 9.03(b), each party’s right of termination under Section 9.01 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.

(b)	If the Investor terminates this Agreement under Section 8.03(b):

(i)	the Investor may declare, by notice to the Company, all outstanding obligations by the Company to the Investor under the Transaction Documents to be due and payable (including, without limitation, the immediate repayment of any Principal Amount outstanding under the Note plus accrued but unpaid interest, liquidated damages and/or any other amounts which may become due under the Note) without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Company, anything to the contrary contained in this Agreement or in any other Transaction Document notwithstanding; and

(ii)	the Company must within ten (10) Business Days of such notice being received, pay to the Investor in immediately available funds the outstanding Principal Amount of the Note plus all accrued interest thereon, liquidated damages and/or any other amounts which may become due under the Note (if any), unless this Agreement has been terminated as a result of an Event of Default and provided that (A) subsequent to the termination under 9.01(a)(i), the Investor is not prohibited by Law or otherwise from exercising its conversion rights pursuant to this Agreement or the Note, (B) the Investor actually exercises its conversion rights under this Agreement or the Note, and (C) the Company otherwise complies in all respects with its obligation to issue Conversion Shares in accordance with the Note (which obligation will survive termination). Such payments shall be subject to the provisions of the Note.

(c)	Upon termination of this Agreement, the Investor will not be required to fund any further amount after the date of termination of the Agreement, provided, that termination will not affect any undischarged obligation under this Agreement, and any obligation of the Company to pay or repay any amounts owing to the Investor hereunder and which have not been repaid at the time of termination.

(d)	Nothing in this Agreement will be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

10	REGISTRATION RIGHTS

10.01	Registration.

(a)	Registration Statement. Promptly, but in any event no later than 30 Business Days from the date of the Closing, the Company shall prepare and file with the SEC a Registration Statement covering the resale of all of the Investor Shares resulting from each of the Note or the Warrant to which such conversion may refer. The foregoing Registration Statement shall be filed on Form F-3 (the “Shelf Registration Statement”), as permitted by Rule 415 of the Securities Act (or such other similar rule as is then applicable) for the public resale of such Investor Shares then outstanding on a delayed or continuous basis, or Form F-1 or any successor form thereto. The Registration Statement (and each amendment or supplement thereto) shall be provided to the Investor and its counsel at least five (5) Business Days prior to its filing and the Company shall incorporate all reasonable comments provided by the Investor or its counsel. Each Investor shall provide all reasonably requested information, including a selling shareholder questionnaire, that the Company reasonably requires in order to file the Registration Statement.

(b)	Expenses.

Except as otherwise expressly provided herein, the Company will pay all fees and expenses incident to the performance of or compliance with this Section 10, including, without limitation, all fees and expenses associated with effecting the registration of the Investor Shares, including, without limitation, all filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Investor Shares for sale under applicable state securities laws, listing fees, fees and expenses of one counsel to the Investor and the Investor’s reasonable expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Investor Shares being sold.

(c)	Effectiveness.

The Company shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after filing thereof but in no event later than the date that is (i) 60 Business Days following the date of the Closing if the Registration Statement is not subject to review by the SEC or (ii) 90 Business Days following the date of the Closing if the Registration Statement is subject to review by the SEC. The Company shall notify the Investor by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective and shall simultaneously provide the Investor with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. If, at any time, a Shelf Registration Statement ceases to be effective, the Company shall use its reasonable best efforts to file and use its reasonable best efforts to cause to become effective a new “evergreen” Shelf Registration Statement providing for an offering to be made on a continuous basis of all of the Investor Shares. Such Shelf Registration Statement shall be filed on Form F-3 or, if Form F-3 is unavailable to the Company, on Form F-1.

(d)	Piggyback Registration Rights.

If the Company at any time determines to file a registration statement under the 1933 Act to register the offer and sale, by the Company, of Ordinary Shares (other than (x) on Form S-4 or Form S-8 under the 1933 Act or any successor forms thereto, (y) a Form F-3 registering a “universal shelf” of Company securities, and any offering registered pursuant to such shelf registration (including, without limitation, any “at-the-market” offering), or (z) a registration of securities solely relating to an offering and sale to employees or directors of the Company pursuant to any employee stock plan or other employee benefit plan arrangement), the Company shall, as soon as reasonably practicable, give written notice to the Investor of its intention to so register the offer and sale of Ordinary Shares and, upon the written request given within five (5) Business Days after delivery of any such notice by the Company of an Investor to include in such registration its Investor Shares (which request must (a) be approved by the Investor and (b) specify the number of Investor Shares proposed to be included in such registration), the Company shall cause all the Investor Shares to be included in such registration statement on the same terms and conditions as the Ordinary Shares otherwise being sold pursuant to such registered offering.

10.02	Company Obligations.

The Company will use its commercially reasonable efforts to effect the registration of the Investor Shares in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a)	use its reasonable best efforts to cause the Registration Statement to become effective and to be continuously effective, supplemented, amended or replaced to the extent necessary to ensure that it is available for the resale of all Investor Shares until the date on which all Investor Shares are either covered by the Registration Statement or may be sold without restriction, including, without limitation, volume or manner-of-sale restrictions, pursuant to Rule 144 or have been sold by the Investor (the “Effectiveness Period”) and advise the Investor in writing when the Effectiveness Period has expired;

(b)	prepare and file with the SEC such amendments and post-effective amendments and supplements to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Investor Shares covered thereby;

(c)	furnish to the Investor and its legal counsel, without charge, (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) Business Days after the filing date, receipt date or sending date, as the case may be) one copy of the Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to the Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Investor Shares that are covered by the related Registration Statement;

(d)	immediately notify the Investor if the Registration Statement or Prospectus is not available for use;

(e)	use its commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement or Prospectus and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible time and notify the Investor of the issuance of any such order and the resolution thereof, or its receipt of notice of the initiation or threat of any proceeding for such purpose;

(f)	if the Ordinary Shares are not then listed on a Trading Market, prior to any public offering of Investor Shares, use its commercially reasonable efforts to register or qualify or cooperate with the Investor and its counsel in connection with the registration or qualification of the Investor Shares for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investor and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Investor covered by the Registration Statement and the Company shall promptly notify the Investor of any notification with respect to the suspension of the registration or qualification of any of the Investor Shares for sale under the securities or blue sky laws of such jurisdictions or its receipt of notice of the initiation or threat of any proceeding for such purpose;

(g)	promptly notify the Investor, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Registration Statement or Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the Prospectus, in light of the circumstances in which they were made), and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Registration Statement or Prospectus as may be necessary so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of such Prospectus, in light of the circumstances in which they were made);

(h)	hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to complete the Registration Statement or to avoid or correct a misstatement or omission in the Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement, and upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information; and

(i)	take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of all Investor Shares (as and when such disposition is desired by the Investor) pursuant to the Registration Statement.

10.03	Indemnification.

(a)	Indemnification by the Company.

The Company will indemnify and hold harmless the Investor Parties, from and against any Losses to which they may become subject under the 1933 Act or otherwise, arising out of, relating to or based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, any preliminary Prospectus, final Prospectus or other document, including any blue sky application (as defined below), or any amendment or supplement thereof or any omission or alleged omission of a material fact required to be stated therein or, in the case of the Registration Statement, necessary to make the statements therein not misleading or, in the case of any preliminary Prospectus, final Prospectus or other document, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Investor Shares under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) any violation or alleged violation by the Company or its agents of the 1933 Act, the 1934 Act or any similar federal or state law or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to any action or inaction required of the Company in connection with the registration or the offer or sale of the Investor Shares pursuant to any Registration Statement; or (iv) any failure to register or qualify the Investor Shares included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on an Investor’s behalf and will reimburse the Investor Parties for any legal or other expenses reasonably incurred by them in connection with investigating, preparing or defending any such Losses; provided, however, that the Company will not be liable in any such case if and to the extent, but only to the extent, that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by an Investor or any such controlling Person in writing specifically for use in such Registration Statement or Prospectus.

(b)	Conduct of Indemnification Proceedings.

Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim, action, suit or proceeding with respect to which it seeks indemnification following such Person’s receipt of, or such Person otherwise become aware of, the commencement of such claim, action, suit or proceeding and (ii) permit such indemnifying party to assume the defense of such claim, action, suit or proceeding with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (C) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure or delay of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure or delay to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(c)	Contribution.

If for any reason the indemnification provided for in the preceding Section 10.03(a) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. The indemnity and contribution agreements contained in this Section are in addition to any other rights or remedies that any indemnified party may have under applicable law, by separate agreement or otherwise.

11	RIGHTS TO FUTURE STOCK ISSUANCES

11.01	The following provisions of this Section 11 shall apply for so long as the Investor holds at least three (3) percent of the Equity Interests (and for the purpose of calculating the foregoing percentage, any Ordinary Share Equivalents shall be deemed to have converted into, or been exercised for, the maximum aggregate number of Ordinary Shares potentially issuable thereunder as at the date in question).

11.02	Subject to the terms and conditions of this Section 11 and applicable securities laws, if at any time the Company proposes to offer or sell any New Securities, the Company shall first offer to the Investor the opportunity to purchase its Pro Rata Portion (as defined below) of such New Securities. The Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate among itself and its Affiliates.

11.03	The Company shall give notice no fewer than three (3) Business Days in advance of the proposed date of the sale of New Securities (the “Offer Notice”) to the Investor, stating (a) its bona fide intention to offer such New Securities, (b) the number of such New Securities to be offered, and (c) the price and terms, if any, upon which it proposes to offer such New Securities.

11.04	By notification to the Company within five (5) days after the Offer Notice is given, the Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, its Pro Rata Portion of such New Securities. “Pro Rata Portion” means the ratio of (x) the Total Potential Investor Shares and (y) the aggregate number of Ordinary Shares outstanding and entitled to participate in such offer (including the Total Potential Investor Shares but excluding the New Securities); provided that the Pro Rata Portion shall be capped in accordance with this Agreement and the Note. The “Total Potential Investor Shares” means (without duplication) the aggregate of (i) the Ordinary Shares held by the Investor and its Affiliates, (ii) the number of Ordinary Shares into which the total outstanding Principal Amount of the Note held by the Investor or any Affiliate (together with all accrued and unpaid interest, liquidated damages and/or any other amounts which may become due under the Note) may be converted by the terms of the Note, and (iii) the number of Ordinary Shares for which any outstanding and unexercised Warrant held by the Investor or any Affiliate may be exercised, in each case, as at the date of such offer. The closing of any sale pursuant to this Section 11 shall occur within the later of (x) ninety (90) days of the date that the Offer Notice is given and (y) the date of initial sale of New Securities pursuant to Section 11.05.

11.05	The Company may, during the ninety (90) day period following the expiration of the period provided in Section 11.04, offer and sell the remaining portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investor in accordance with this Section 11.

12	GENERAL PROVISIONS

12.01	Fees and Expenses.

Except as specified above, the Company shall pay the fees and expenses of the Investor’s and its own advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents in an amount not to exceed USD [*] in the aggregate. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Note and the Warrant.

12.02	Notices.

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:

REE Automotive Ltd.
Kibbutz Glil-Yam
Israel 4690500

Attention:	Daniel Barel
Email:	Daniel@ree.auto

With a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP

1633 Broadway

New York, New York 10019

Attention:	Ron Ben-Bassat, Esq.
Email:	rbenbassat@sullivanlaw.com

If to the Investor:

[*]

Attention:	[*]
Email:	[*]

With a copy (which shall not constitute notice) to:

Cadwalader, Wickersham & Taft LLP

100 Bishopsgate

London EC2N 4AG

United Kingdom

Attention:	Joanna Valentine; Nick Ramphal and Richard Brand
Email:	Joanna.Valentine@cwt.com; Nick.Ramphal@cwt.com and Richard.Brand@cwt.com

12.03	Severability.

If any provision of this Agreement is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

12.04	Governing Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (including section 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b)), without reference to principles of conflict of laws or choice of laws.

12.05	Jurisdiction and Venue.

Any action, proceeding or claim arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York (Commercial Division), or in the United States District Court for the Southern District of New York. The Company and the Investor irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys’ fees and out-of-pocket expenses relating to such action or proceeding.

12.06	WAIVER OF RIGHT TO JURY TRIAL.

THE COMPANY AND THE INVESTOR HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

12.07	Survival.

The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Securities.

12.08	Entire Agreement.

The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

12.09	Amendments; Waivers.

No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

12.10	Construction.

The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

12.11	Successors and Assigns.

This Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the Company and the Investor and its respective successors and assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign any or all of its rights under this Agreement to any Person to whom it assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the Investor and such transferee is an accredited investor.

12.12	Further Assurances.

Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12.13	Counterparts.

This Agreement may be executed in identical counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. Signature pages delivered by facsimile or e-mail shall have the same force and effect as an original signature.

12.14	Specific Performance.

The Company acknowledges that monetary damages alone would not be adequate compensation to the Investor for a breach by the Company of this Agreement and the Investor may seek an injunction or an order for specific performance from a court of competent jurisdiction if (a) the Company fails to comply or threatens not to comply with this Agreement or (b) the Investor has reason to believe that the Company will not comply with this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of the date first set forth above.

COMPANY:

REE AUTOMOTIVE LTD.

By:
	Name:	Daniel Barel
	Title:	Chief Executive Officer

INVESTOR:

[*]

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

Exhibit A

Form of Note

A-1

Exhibit B

Form of Warrant

B-1